Exhibit 99.1

Weibo Announces Pricing of Global Offering

BEIJING, December 2, 2021 /PRNewswire/ -- Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB), a leading social media platform in China, today announced the pricing of the global offering (the “Global Offering”) of an aggregate of 11,000,000 Class A ordinary shares of the Company. Weibo is offering 5,500,000 Class A ordinary shares of the Company (the “New Shares”) and Sina Corporation (the “Selling Shareholder”) is offering 5,500,000 Class A ordinary shares of the Company, which are to be converted from the same number of Class B ordinary shares of the Company prior to the listing of Weibo’s Class A ordinary shares on the Hong Kong Stock Exchange as defined below (the “Sale Shares,” and together with New Shares, the “Offer Shares”). The Global Offering comprises of a Hong Kong public offering (the “Hong Kong Public Offering”) and an international offering (the “International Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set as HK$272.80 per Offer Share. Based on the ratio of one Class A ordinary share per Nasdaq-listed American depositary shares (the “ADSs”), the Offer Price translates to approximately US$35.01 per ADS based on an exchange rate of HK$7.7915 to US$1.00.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on Wednesday, December 8, 2021 under the stock code “9898.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

In addition, the Selling Shareholder has granted an over-allotment option to the international underwriters, exercisable from the date on which our Class A ordinary shares are listed on the Hong Kong Stock Exchange until January 1, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Selling Shareholder to sell up to an aggregate of 1,650,000 additional Class A ordinary shares of the Company (to be converted from the same number of Class B ordinary shares) at the Offer Price.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$1,500.4 million. The Company will not receive any proceeds from the sale of the Class A ordinary shares to be offered by the Selling Shareholder.

The Company plans to use the net proceeds from the Global Offering for continuing to grow its user base and user engagement, and enhance its content ecosystem, for research and development to enhance its user experience and monetization capabilities, for selectively pursuing strategic alliances, investments and acquisitions, and for working capital and general corporate purposes.

Goldman Sachs (Asia) L.L.C., Credit Suisse (Hong Kong) Limited, CLSA Capital Markets Limited and China International Capital Corporation Hong Kong Securities Limited are the Joint Sponsors. Goldman Sachs (Asia) L.L.C., Credit Suisse (Hong Kong) Limited, CLSA Limited and China International Capital Corporation Hong Kong Securities Limited are Joint Representatives, Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers for the Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated November 26, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 26, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (1-866-471-2526), or E-Mail: Prospectus-Ny@gs.com, Credit Suisse (Hong Kong) Limited, Attention: Prospectus Department, or E-mail: newyork.prospectus@credit-suisse.com, CLSA Limited, Attention: Project Wave team, or E-mail: ProjectWave@clsa.com and China International Capital Corporation Hong Kong Securities Limited, Attention: Capital Markets Department, or E-mail: g_prospectus@cicc.com.cn.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the prospectus of the Company dated November 29, 2021.

About Weibo

Weibo is a leading social media for people to create, discover and distribute content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts:

Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com